UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K is being furnished for the purpose of providing a copy of certain financial information about Wise Metals Group LLC (“Wise Metals Group”) and Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings), which includes the audited consolidated balance sheets of Wise Metals Group and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss) income, member’s deficit and cash flows for each of the three years in the period ended December 31, 2015, as well as certain supplemental information about Wise Intermediate Holdings. This information is prepared in accordance with the reporting requirements under the indenture governing the 8.75% Senior Secured Notes of Wise Group and Wise Alloys Finance Corporation due December 2018 (the “Wise Senior Secured Notes”) and the indenture governing the 9.75%/10.5% Senior PIK Toggle Notes of Wise Intermediate Holdings and Wise Holdings Finance Corporation due April 2014 (the “Wise Senior PIK Toggle Notes”). This report on Form 6-K also attaches a presentation that will be made to holders of the Wise Senior Secured Notes and Wise Senior PIK Toggle Notes on or about the date hereof.

No.	Description

99.1	Annual Financial Reporting Package for Wise Metals Group LLC and Wise Metals Intermediate Holdings LLC, dated December 31, 2015.

99.2	Presentation by Constellium N.V. to certain bondholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

March 15, 2016	By:	/s/ Didier Fontaine
	Name:	Didier Fontaine
	Title:	Chief Financial Officer